

March 27, 2013

Via E-mail
Mr. Lee O. Kraus
Chief Executive Officer
Blue Wolf Mongolia Holdings Corp.
c/o Blue Wolf MHC Ltd.
Two Greenwich Office Park, Suite 300
Greenwich, CT 06831

> **Re: Blue Wolf Mongolia Holdings Corp.**
> **Tender Offer Statement on Schedule TO**
> **Filed on March 20, 2013**
> **File No. 005-86340**

Dear Mr. Kraus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Our securities may not continue to be listed on Nasdaq in the future…., page 14

1. We note disclosure that, subsequent to the conclusion of the tender offer, you may not have a sufficient number of shareholders to meet Nasdaq's continued listing requirements. Please provide your detailed analysis as to whether the tender offer has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

<u>Miscellaneous, page 34</u>

2. You state that the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of ordinary shares residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Similar language appears elsewhere in your offer documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. Lee O. Kraus
Blue Wolf Mongolia Holdings Corp.
March 27, 2013
Page 3

cc: Via E-mail
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP